07007027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 65988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2007 WASH, D.C. 185

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHEN L. SCHECHTER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 CHARLES STREET, MAYFAIR
(No. and Street)

LONDON (City) ENGLAND (State) W1J5DR (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TANTON & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

37 WEST 57TH STREET, NEW YORK, NY 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, STEPHEN SCHECHTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEPHEN L. SCHECHTER & CO., INC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MELANEA COLONNA
Notary Public, State of New York
No. 01CO6014729
Qualified in Nassau County
Commission Expires October 19, 2010

Melanea Colonna 5/11/07
Notary Public

[signature]
Signature

Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. Revised page 9 of the financial statements
- [ ] (c) Statement of XXXXXXXXXX OPERATIONS
- [ ] (d) Statement of XXXXXXXXXXXXXXXXXXXX CASH FLOW
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization

Stephen L. Schechter & Co., Inc. (an S corporation, the "Company") was incorporated under the laws of the State of Delaware in 1979. The Company was formerly known as Standard Oil Co. of Scarsdale which mainly invested in oil exploration and development. Commencing in year 2003, the Company has been a registered broker-dealer, providing private placement of securities and advisory services relating to corporate finance transactions. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is a member of Securities Investors Protection Corporation ("SIPC").

On April 12, 2005, the Company received a notice from NASD for failure to file an annual audit report for the year ended December 31, 2004, and as a result, the Company membership in NASD was suspended at such date. If the Company fails to request termination of suspension within six months of April 12, 2005, the Company will be automatically expelled, pursuant to NASD regulations. The Company is now in full compliance with the NASD regulations and has been reinstated to membership in NASD.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid instruments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the Company is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the Company's stockholder on his individual tax return.

END